Exhibit 3.1

Amended and Restated

Certificate of Designation

of

Series D Preferred Stock

of

Sharing Services Global Corporation

Pursuant to NRS 78.195 and 78.1955 this Nevada Profit Corporation adopts this Certificate of Designation for Series D Preferred Stock:

There is hereby designated a Series D Preferred Stock, pursuant to NRS 78.1955.

ARTICLE I. Name of Corporation: Sharing Services Global Corporation

ARTICLE II. By resolution of the Board of Directors (the “Board”) pursuant to a provision in the articles of incorporation of the Corporation, this Certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock:

Series D Preferred Stock, $0.0001 par value per share, to consist of twenty-six thousand (26,000) shares:

1. Dividends. From and after the first date of issuance of any Series D Preferred Stock each holder of Series D Preferred Stock shall be entitled to receive dividends, which dividends shall be paid by the Corporation out of funds legally available therefor, payable, in cash.

a) Such dividends are to be valued and calculated based upon a percentage of the Corporation’s net operating income for its calendar year. The Corporation’s operating income shall be defined as gross income less cost of goods sold and operating expenses (costs incurred from normal operating activities, but before any other stock-based compensation and/or any bonuses, whether for officers or directors, are added to such operating expense total) (“Operating Income”).

b) The annual dividend rate shall be set twenty-five percent (25%) of Operating Income, of the Corporation for its fiscal year-end financial results

c) Based upon the Corporation’s March 31, 2023 fiscal year-end, the first dividend calculation will be prorated by the number actual number of days in the year, from the date of the first issuance of any shares of the Series D Preferred Stock (the “Initial Issuance Date”) through March 31, 2024.

d) Such Series D Preferred dividends shall be cumulative and shall continue to accrue whether or not declared and whether or not in any fiscal year there shall be operating income or surplus available for the payment of dividends in such fiscal year. Dividends on the Series D Preferred Stock shall commence accumulating on the Initial Issuance Date. If any or all of a dividend payment is withheld, such dividends are deemed to be in arrears.

e) Accrued and unpaid dividends shall be payable in cash commencing June 1, 2024 and continuing each annual anniversary of such date, until such Series D Preferred Stock is called by the Corporation and the shares retired.

f) Series D dividends shall be paid annually unless the Corporation’s current liabilities exceed current assets as of the fiscal year-end date of the date the dividend is measured and deemed due.

g) The Series D dividend rate of 25% of the Operating Income is based upon a total of 26,000 outstanding Series D shares outstanding. If the shares are reduced, whether by call or other, then the remaining Series D shares shall be paid based upon the ratio of 25%/26,000 for each Series D share.

2. Board Designation Rights. So long as Series D Preferred Stock is outstanding, a majority of holders (owning fifty percent (50%) or more) of Preferred D Stock will be entitled to designate individuals to the Board as necessary to maintain a ratio of at least 28.5% of the filled Board seats, subject to confirmation by the Board, to fill any vacancy in such Board seats and to remove and replace any individuals designated to fill such Board seats. Such additional directors shall have all voting and other rights (including for purposes of determining the existence of a quorum) as the other individuals serving on the Board. Upon the termination of the Series D Preferred Stock, the term of office on the Board of all individuals who may have been designated as directors hereunder shall cease (and such individuals shall promptly resign from the Board.

3. Reissuance of Certificates. In the event of a conversion of less than all of the shares of the Series D Preferred Stock represented by a particular Preferred Stock Certificate, the Corporation shall promptly cause to be issued and delivered to the holder of such Series D Preferred Stock a new Series D Preferred Stock Certificate representing the remaining shares of the Series D Preferred Stock which were not corrected.

4. Preferred Status. Without the prior written consent of the holders of fifty percent (50%) or more of the outstanding shares of the Series D Preferred Stock, the Corporation shall not hereafter authorize or issue additional or other capital stock that is of junior, equal or greater rank to the shares of the Series D Preferred Stock in respect of the preferences as to distributions and payments upon the liquidation, dissolution and winding up of the Corporation.

5. Restriction on Dividends. If any shares of the Series D Preferred Stock are outstanding, the Corporation shall not, without the prior written consent of the holders of fifty percent (50%) or more of the then outstanding shares of the Series D Preferred Stock, directly or indirectly declare, pay or make any dividends or other distributions upon any of the Common Stock.

6. Vote to Change the Terms of the Series D Preferred Stock. Without the prior written consent of the holders of or fifty percent (50%) or more of the outstanding shares of the Series D Preferred Stock, the Corporation shall not amend, alter, change or repeal any of the powers, designations, preferences and rights of the Series D Preferred Stock.

7. Lost or Stolen Certificates. Upon receipt by the Corporation of evidence satisfactory to the Corporation of the loss, theft, destruction or mutilation of any Preferred Stock Certificates representing shares of the Series D Preferred Stock, and, in the case of loss, theft or destruction, of any indemnification undertaking or bond, in the Corporation’s discretion, by the holder to the Corporation and, in the case of mutilation, upon surrender and cancellation of the Preferred Stock Certificate(s), the Corporation shall execute and deliver new Series D Preferred Stock Certificate(s) of like tenor and date.

8. This Agreement is to be construed and enforced in accordance with and shall be governed by the laws of the State of Nevada applicable to contracts executed in and to be fully performed in that state.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Designation of Series D Preferred Stock of Sharing Services Global Corporation to be signed by its chief executive officer on this 14th day of November, 2023

SHARING SERVICES GLOBAL CORPORATION

By:	/s/ John Thatch
Name:	John “JT” Thatch
Title:	Chief Executive Officer